UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

                                                                             FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months of July - November 2010

Commission File No. 000-30084

LINUX GOLD CORP.

Registrant's Name

#240 – 11780 Hammersmith Way, Richmond, BC  V7A 5E9

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Notice of Meeting and Record Date dated July 15, 2010

99.2

Financial Statement Request Form

99.3

Notice of Annual General Meeting of Shareholders dated July 7, 2010

99.4

Information Circular dated May 10, 2010

99.5

Form of Proxy

99.6

Code of Business Conduct and Ethics

99.7

Corporate Governance Policy

99.8

Interim financial statements for three months ended May 31, 2010

99.9

Management’s Discussion & Analysis for three months ended May 31, 2010

99.10

Form 52-109FV2 - CFO Certification

99.11

Form 52-109FV2 - CEO Certification

99.12

News Release dated September 16, 2010

99.13

News Release dated September 21, 2010

99.14

Material Change Report dated September 23, 2010

99.15

Material Change Report dated September 23, 2010

99.16

Interim financial statements for six months ended August 31, 2010

99.17

Management’s Discussion & Analysis for six months ended August 31, 2010

99.18

Form 52-109FV2 - CFO Certification

99.19

Form 52-109FV2 - CEO Certification

99.20

News Release dated November 22, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUX GOLD CORP.

(Registrant)

By

/s/ John Robertson

John Robertson,

President

Date     March 16, 2011